1046649

02041691

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 19, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CRGH

ENDESA, S.A.

Table of Contents

endesa

PRESS RELEASE

2001 FINAL DIVIDEND PAYMENT

New York, June 18th 2002. The Shareholders' General Meeting of Endesa, S.A. (NYSE: ELE) of May 10th, 2002 approved a 2001 total dividend of Euro 0.6825 per share.

Since on January 2nd, 2002 an interim gross dividend of Euro 0.264 per share was paid against year 2001 results, a final gross dividend of Euro 0.4185 per share will be paid on July 1st, 2002, less applicable withholding taxes.

Payment of the above amount will be made through Santander Central Hispano Investment, S.A., to the entities belonging to the Servicio de Compensación y Liquidación de Valores (S.C.L.V.) in which the shareholders hold their shares in deposit, upon submission of the corresponding documentation that attests on their share ownership.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer Phone #: 212 750 7200

jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 19, 2002

By: ____________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations